SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Woori Finance Holdings’ Preliminary Financial Performance Figures

for the Year Ended December 31, 2007

The preliminary financial performance figures for Woori Finance Holdings for the year ended December 31, 2007, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		4Q 2007	3Q 2007	Change (%)	4Q 2006	Change (%)
Revenue	4Q	8,192,818	6,813,226	20.25	5,550,793	47.60
	Cumulative Basis	26,650,125	18,458,249	44.38	19,895,975	33.95
Operating Income	4Q	307,221	557,951	(-)44.94	558,573	(-)45.00
	Cumulative Basis	3,037,349	2,730,128	11.25	2,748,387	10.51
Income before Income Tax Expense	4Q	304,004	560,466	(-)45.76	583,400	(-)47.89
	Cumulative Basis	3,044,904	2,740,900	11.09	2,913,712	4.50
Net Income	4Q	199,260	323,266	(-)38.36	432,163	(-)53.89
	Cumulative Basis	2,026,872	1,827,612	10.90	2,029,319	-0.12

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

In accordance with Statement of Korean Accounting Standards No. 25, we have reflected the results of operations of Woori Financial (formerly Hanmi Capital) in each line item of our consolidated income statement, other than net income (which excludes the income of Woori Financial).

Report of Changes in Revenue or Income of Less than 15%

Woori Finance Holdings reported changes in its non-consolidated revenue and income as described below.

Key Details	(non-consolidated, in thousands of KRW)
	FY2007	FY2006	Change (Amount)	Change (%)
Revenue and Income
- Revenue	2,168,591,258	2,031,610,710	136,980,548	6.7
- Operating Income	2,027,007,699	1,893,247,795	133,759,904	7.1
- Income before Income Tax Expense	2,031,194,584	2,029,318,677	1,875,907	0.1
- Net Income	2,031,194,584	2,029,318,677	1,875,907	0.1
Other Financial Data
- Total Assets	15,281,364,992	13,793,521,431
- Total Liabilities	2,129,288,113	1,860,448,688
- Shareholders Equity	13,152,076,879	11,933,072,743
- Capital Stock	4,030,076,700	4,030,076,700
- Shareholders Equity/ Capital Stock Ratio (%)	326.3	296.1

-	The increase in income was primarily due to increases in equity method gains due to increased net income of Woori Finance Holdings’ subsidiaries.

-	The audit committee is composed solely of non-standing directors.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Report of Changes in Revenue or Income of More than 15%

Woori Bank, a wholly owned subsidiary of Woori Finance Holdings, reported changes in its non-consolidated revenue and income as described below.

Key Details	(non-consolidated, in thousands of KRW)
	FY2007	FY2006	Change (Amount)	Change (%)
Revenue and Income
- Revenue	20,788,603,000	14,876,313,000	5,912,290,000	39.7
- Operating Income	2,337,676,000	2,122,156,000	215,520,000	10.2
- Income before Income Tax Expense	2,375,957,000	2,148,561,000	227,396,000	10.6
- Net Income	1,777,423,000	1,642,734,000	134,689,000	8.2
Other Financial Data
- Total Assets	195,281,325,000	166,405,304,000
- Total Liabilities	182,976,995,000	155,108,700,000
- Shareholders Equity	12,304,330,000	11,296,604,000
- Capital Stock	3,179,783,000	3,179,783,000
- Shareholders Equity/ Capital Stock Ratio (%)	387.0	355.3

-	The increase in income was primarily due to increases in net interest income arising from the increase in total assets and increased operating revenue relating to derivative products.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: February 13, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director

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